SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement             [_] Soliciting  Material Pursuant to
[_] Confidential, For Use of the                Rule 14a-12
    Commission Only (as permitted
    by Rule 14a-6(e)(2))
[_] Definitive Proxy Statement
[_] Definitive Additional Materials


                                 eUNIVERSE, INC.
--------------------------------------------------------------------------------
                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                BRAD D. GREENSPAN
--------------------------------------------------------------------------------
    (NAME OF PERSON(S) FILING PROXY STATEMENT, IF OTHER THAN THE REGISTRANT)

Payment of Filing Fee (Check appropriate box):

[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)   Title of each class of securities to which transaction applies:

________________________________________________________________________________
2)   Aggregate number of securities to which transaction applies:

________________________________________________________________________________

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

________________________________________________________________________________
4)   Proposed maximum aggregate value of transaction:

________________________________________________________________________________
5)   Total fee paid:

________________________________________________________________________________

[_]  Fee paid previously with preliminary materials:

________________________________________________________________________________
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     1)   Amount previously paid:

________________________________________________________________________________
     2)   Form, Schedule or Registration Statement No.:

________________________________________________________________________________
     3)   Filing Party:

________________________________________________________________________________
     4)   Date Filed:

________________________________________________________________________________

                                 PROXY STATEMENT
                                  IN OPPOSITION
                            TO THE BOARD OF DIRECTORS
                                   ----------

                 JANUARY 29, 2004 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                 EUNIVERSE, INC.

To Fellow Stockholders of eUniverse, Inc.:

         This Proxy Statement is being furnished by Brad D. Greenspan to the holders of the shares of common stock, par value $0.001 per share ("Common Stock"), and preferred stock, par value $0.10 per share (the "Preferred Stock"), of eUniverse, Inc., a Delaware corporation (the "Company"), in connection with the solicitation of proxies in respect of the Annual Meeting of Stockholders scheduled to be held on January 29, 2004 and at any adjournment(s) or postponement(s) thereof (the "Annual Meeting"). Mr. Greenspan is a founder of the Company and is the largest holder of its outstanding voting stock. Outstanding shares of Preferred Stock are entitled to vote, on an as-converted basis, on all matters to be voted upon by the outstanding shares of Common Stock (the outstanding shares of Preferred Stock, together with the outstanding shares of Common Stock, are collectively referred to as the "Voting Stock"). The Annual Meeting is scheduled to be held at the Company's principal executive offices, located at 6060 Center Drive, Suite 300, Los Angeles, California 90045, at 10:00 a.m., local time. This Proxy Statement, together with the enclosed BLUE proxy card, are first being mailed or distributed to stockholders of the Company on or about January 14, 2004.

         At the Annual Meeting, the Company's current Board of Directors is seeking to elect its slate of four directors (the "Common Directors") to serve on the Board the size of which has been set at eight. The proxy statement distributed by the Company states that the other four Board members are to be selected exclusively by holders of the Preferred Stock (collectively, the "Preferred Directors"), with one member selected exclusively by the holders of the Series B Preferred Stock and two members selected exclusively by the holders of the Series C Preferred Stock. The proxy statement states, without explanation, that one vacancy will exist and may be filled at any time by the holders of the Series B Preferred Stock. Mr. Greenspan believes that the holders of the Company's Voting Stock are entitled to elect five members of the Board at the Annual Meeting and is therefore proposing a slate of five Common Directors in opposition to the Board of Directors' slate of four Common Directors.

         Mr. Greenspan believes that his nominees (described herein) should be elected in order to protect the interests of all stockholders, including the holders of the Common Stock who own approximately 80% of the Voting Stock, and to steer the Company towards a successful future. If Mr. Greenspan's nominees are elected, they intend to reevaluate current management, as well as conduct a search for an experienced Chief Executive Officer to ensure that senior management has the qualifications and experience to address the challenges facing the Company. They also intend to implement a series of actions designed to promote corporate democracy and ensure that the interests of ALL stockholders are represented on, and served by, the Board of Directors. Specifically, they will seek to have a majority of the Nominating Committee of the Board consist of Common Directors. Mr. Greenspan believes that his nominees will bring to the Board the judgment, experience, and independence needed to produce substantial value for all of the Company's stockholders. For further information, see "The Nominees" below.

         Mr. Greenspan believes that the Board of Directors' slate of Common Directors does not have the appropriate background to represent adequately the interests of all of the Company's stockholders. Mr. Greenspan is proposing a slate of five directors, each of whom has extensive business experience and has served as an executive officer of one or more companies. Mr. Greenspan, who is not a nominee, has nominated his slate of directors solely for the purposes of enhancing the operation of the business, and increasing the value, of the Company for the benefit of all of its stockholders.

         Mr. Greenspan is extremely concerned about certain recent actions taken by the Company's Board of Directors and management. Mr. Greenspan believes that these actions reflect a coordinated plan by current management and VantagePoint Alpha Holdings IV LLC and its affiliated entities (collectively,

"VantagePoint"), the sole holders of the recently issued shares of Preferred Stock, to shift control of the Company's Board of Directors from the holders of its Common Stock to the minority holders of its Preferred Stock. In furtherance of this belief, Mr. Greenspan filed a complaint with the Court of Chancery of the State of Delaware (the "Court") on December 10, 2003 (the "Litigation") alleging that the Board of Directors has, among other things, improperly transferred control of the Company to the holders of the Preferred Stock, reduced the number of directors to be elected by holders of the Common Stock to less than a majority of the Board of Directors, manipulated the electoral process of the Company, and disregarded agreements entered into for the protection of the holders of the Common Stock, in an effort to deny to the holders of Common Stock any meaningful ability to control the direction of the Company.

         In the face of the Litigation, the Board of Directors has retracted certain of its challenged actions. However, Mr. Greenspan believes that the Board continues to unfairly diminish the rights of the holders of the Common Stock by:

         o allowing VantagePoint to vote upon approval of a transaction in which it has a substantial financial interest (see Proposal No. 2 of the Company's proxy statement) and to participate in the vote on the election of the Common Directors in addition to the two directors already exclusively reserved for VantagePoint;

         o facilitating an agreement under which VantagePoint and the incumbent directors have encouraged 550 Digital Media Ventures, Inc., the majority holder of the Company's Series B Preferred Stock, to appoint an additional one (and possibly two) director(s) to the Board of Directors. Mr. Greenspan believes that such agreement was to terminate in connection with the partial exercise by VantagePoint of its option to acquire shares of Series B Preferred Stock from 550 Digital Media Ventures, Inc. Mr. Greenspan believes that this action resulted in Board seats that would otherwise have been elected by holders of the Voting Stock to be filled by holders of the Preferred Stock. Mr. Greenspan believes that this action had the effect of shifting control of the Board of Directors and the nominating process to incumbent management and holders of the Preferred Stock; and

         o limiting the size of the Board of Directors, first in a manner that would have ensured that a majority of directors would be elected by the holders of Preferred Stock and later, following institution of the Litigation, in a manner that could prevent the holders of the Common Stock from electing a majority of the members of the Board of Directors.

         In the Litigation, Mr. Greenspan has challenged each of these actions. Mr. Greenspan believes that the actions of the current Board of Directors insulate it from accountability to the holders of the Common Stock and, as such, render the nominees of the Board of Directors inappropriate to serve on behalf of all holders of the Company's Voting Stock. See "Background of and Reasons for the Solicitation" below.

         Mr. Greenspan firmly believes that it is patently unfair and grossly at odds with the principles of corporate democracy that the holders of the Common Stock may not elect a majority of the Company's directors, while the Preferred Stock, which represents only approximately 20% of the Voting Stock, may select an equal number of directors as them.

HOW TO VOTE

         PROXY SOLICITATION. Mr. Greenspan is hereby soliciting proxies (the "Proxy Solicitation") for use at the Annual Meeting in support of the election of his five nominees to the Board of Directors. If, for any reason, including if the Litigation is not successful, the number of Common Directors to be elected at the Annual Meeting is less than five (E.G., four), Mr. Greenspan's nominees who have received the most votes "FOR" election to the Board shall be his nominees for election. If two or more of his nominees receive an equal number of votes, Mr. Greenspan will designate whom of those nominees will be elected.

         It is Mr. Greenspan's view that the Sixth Article of the Company's Certificate of Incorporation, when read in conjunction with Article 4(b) of each of the Series B and Series C Certificates of Designations, contemplates that any Preferred Directors are necessarily IN ADDITION to the size of the Board for Common Directors otherwise to be set by Board resolution. If Mr. Greenspan is correct in his view, as has been asserted in the complaint filed by him with the Court, the number of Common Directors to be elected by all the stockholders at the Annual Meeting would be FIVE.

         For further information concerning the Litigation, see "Background of and Reasons for the Solicitation--Background of Solicitation" below.

         Please help Mr. Greenspan advance the interests of ALL holders of the Company's Voting Stock by:

         o MARKING THE ENCLOSED BLUE PROXY CARD TO INDICATE YOUR VOTE "FOR" MR. GREENSPAN'S SLATE OF DIRECTORS;

         o        SIGNING THE ENCLOSED BLUE PROXY CARD;

         o        DATING THE ENCLOSED BLUE PROXY CARD; AND

         o RETURNING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE (NO POSTAGE NECESSARY) AS SOON AS POSSIBLE.

         For further information concerning the Proxy Solicitation, see "Proxy Solicitation" and "Proxy Procedures" below.

YOUR VOTE, BY THE ENCLOSED PROXY CARD, IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN.

         If you have any questions or require any assistance in connection with this solicitation, please call Mr. Greenspan's proxy solicitation agent, Innisfree M&A Incorporated ("Innisfree"), toll-free, at telephone no. 888-750-5834.

RECORD DATE

         Mr. Greenspan is soliciting your proxy for use at the Annual Meeting in order to elect his nominees for director in opposition to management's hand-picked nominees. The Company has set December 1, 2003 as the record date (the "Proxy Record Date") for determining the stockholders entitled to receive notice of, and to vote at, the Annual Meeting. You may grant your proxy to Mr. Greenspan for use at the Annual Meeting by marking, signing and dating the enclosed BLUE proxy card and returning it in the enclosed, postage pre-paid envelope. So long as you are a stockholder of record on the Proxy Record Date and shall not have subsequently revoked your proxy, your shares will be voted as directed by you on the BLUE proxy card (or, if no direction is indicated thereon, "FOR" Mr. Greenspan's proposals). If, for any reason, including if the Litigation is not successful, the number of Common Directors to be elected at the Annual Meeting is less than five (E.G., four), Mr. Greenspan's nominees who have received the most votes "FOR" election to the Board shall be his nominees for election. If two or more of his nominees receive an equal number of votes, Mr. Greenspan will designate whom of those nominees will be elected.

         If you are a stockholder of record on the Proxy Record Date, you may vote at the Annual Meeting, even if you sell your shares of Voting Stock after the Proxy Record Date. Even if you are not sure as to your eligibility to execute a proxy or to vote at the Annual Meeting, we urge you to complete and return the enclosed BLUE proxy card so that your shares, if and to the extent eligible, will be voted.

         IF ANY OF YOUR SHARES OF VOTING STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT MAY VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AS SOON AS POSSIBLE AND INSTRUCT THAT PERSON TO INDICATE A VOTE "FOR" BOTH OF MR. GREENSPAN'S PROPOSALS AND TO PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TO INNISFREE.

VOTE REQUIRED

         The presence, in person or by proxy, at the Annual Meeting, of the holders of a majority of the shares of Voting Stock will constitute a quorum. Abstentions, votes withheld and broker non-votes (i.e., shares held by a broker or nominee that are represented at the Annual Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as present for purposes of determining whether a quorum exists. Each holder of Common Stock is entitled to one vote per share on all matters to be voted upon by the holders of Common Stock. The holders of Preferred Stock are entitled to vote, on an as-converted per share basis, on all matters to be voted upon by the holders of Common Stock. The Company currently has three classes of Preferred Stock outstanding: Series A, Series B and Series C. The current conversion rate for the Series A Preferred Stock is one-for-one plus 6% accretion from April 14, 1999, the current conversion rate for the Series B Preferred Stock is one-for-one and the current conversion rate for the Series C Preferred Stock is one-for-one. Accordingly, as of the Proxy Record Date, each holder of Series A Preferred Stock is entitled to 1.278 votes per share held, each holder of Series B Preferred Stock is entitled to one vote per share held and each holder of Series C Preferred Stock is entitled to one vote per share held. According to information provided by the Company, 28,745,469 shares of Common Stock and an aggregate of 7,531,660 shares of Preferred Stock were outstanding as of the close of business on the Proxy Record Date.(1)

         Subject to the existence of a quorum, the Common Directors are to be elected by a plurality of the votes cast at the Annual Meeting. Plurality means that those nominees who receive the largest number of votes cast "FOR" are elected as Common Directors. If the number of Common Directors is determined to be five, then the five nominees who receive the largest number of votes will be elected. If, for any reason, including if the Litigation is not successful, the number of Common Directors to be elected at the Annual Meeting is less than five (E.G., four), Mr. Greenspan's nominees who receive the most votes "FOR" election to the Board shall be his nominees for election. If two or more of his nominees receive an equal number of votes, Mr. Greenspan will designate whom of those nominees will be elected. Each share of Common Stock, Series B Preferred Stock and Series C Preferred Stock outstanding on the Proxy Record Date is entitled to one vote, and each share of Series A Preferred Stock is entitled to 1.278 votes, on each of Mr. Greenspan's two proposals. Abstentions, votes withheld and broker non-votes will not be counted in determining the outcome of the election of directors.

         For further information about Mr. Greenspan's proposals at the Annual Meeting, see "Proxy Solicitation" below.

         MR. GREENSPAN RECOMMENDS THAT YOU VOTE "FOR" HIS SLATE AND ELECT EACH OF HIS FIVE NOMINEES AS DIRECTORS OF THE COMPANY BY MARKING, DATING AND EXECUTING THE ENCLOSED BLUE PROXY CARD AND RETURNING IT IN THE ENCLOSED ENVELOPE (OR BY FACSIMILE AT 212-750-5799) AS SOON AS POSSIBLE. IF, FOR ANY REASON, INCLUDING IF THE LITIGATION IS NOT SUCCESSFUL, THE NUMBER OF COMMON DIRECTORS TO BE ELECTED AT THE ANNUAL MEETING IS LESS THAN FIVE (E.G., FOUR), MR. GREENSPAN'S NOMINEES WHO HAVE RECEIVED THE MOST VOTES "FOR" ELECTION TO THE BOARD SHALL BE HIS NOMINEES FOR ELECTION. IF TWO OR MORE OF HIS NOMINEES RECEIVE AN EQUAL NUMBER OF VOTES, MR. GREENSPAN WILL DESIGNATE WHOM OF THOSE NOMINEES WILL BE ELECTED.

         IF YOU HAVE ALREADY SIGNED THE PROXY CARD FOR THE ANNUAL MEETING SENT TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY, YOU CAN REVOKE SUCH PROXY BY SIGNING AND DATING THE ENCLOSED BLUE PROXY CARD AND RETURNING IT IN THE ENCLOSED ENVELOPE (OR BY FACSIMILE TO 212-750-5799) AS SOON AS POSSIBLE. ONLY THE LATEST DATED PROXY CARD WILL COUNT AT THE ANNUAL MEETING.

         IF ANY OF YOUR SHARES OF VOTING STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, YOU WILL NEED TO CONTACT THEM AS SOON AS POSSIBLE FOR THEIR ASSISTANCE IN REVOKING ANY PREVIOUS PROXY THAT YOU PROVIDED.

----------
(1) Based on the numbers of shares outstanding, as reported by the Company in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 30, 2003.

         Stockholders are encouraged to specify their choices by marking the appropriate boxes on the enclosed BLUE proxy card. Shares will be voted in accordance with such instructions. However, it is not necessary to mark any boxes if you wish to vote in accordance with Mr. Greenspan's recommendations; merely sign, date and return the proxy card in the enclosed, postage-prepaid envelope.

REVOCATION

         Any stockholder of record (as of the Proxy Record Date) of the Company who has granted a proxy to the Company's Board of Directors may revoke it at any time before it is exercised by voting in person at the Company's Annual Meeting, by filing with the Secretary of the Company a written notice of revocation prior to the voting of such proxy or by duly executing and delivering to the Secretary a proxy bearing a later date. If a stockholder of record who has executed and returned a proxy card is present at the Annual Meeting and wishes to vote in person, he or she may elect to do so; and any such vote in person will automatically revoke the power of the proxyholder to vote his/her or its proxy. ACCORDINGLY, YOU MAY REVOKE ANY PROXY YOU HAVE PREVIOUSLY GIVEN TO THE BOARD OF DIRECTORS OF THE COMPANY BY SIGNING AND DATING THE ENCLOSED BLUE PROXY CARD AND RETURNING IT AS INDICATED HEREIN.

         The proxy contained in the enclosed BLUE proxy card of Mr. Greenspan may also be revoked in the manner described above. Mr. Greenspan requests that, if a revocation of the enclosed BLUE proxy card is later delivered to the Company, a copy of such revocation also be delivered to him, c/o Innisfree.

                                BRAD D. GREENSPAN

         As of December 1, 2003, Brad D. Greenspan beneficially owned an aggregate of 8,223,218 shares of Common Stock (including 400,000 shares underlying options exercisable within 60 days), representing approximately 22.4% of the outstanding shares of Voting Stock.

         Mr. Greenspan served as the Company's Chairman of the Board from April 1999 until October 2003 and remained as a member of the Board until December 2003. Mr. Greenspan also served as the Company's Chief Executive Officer from August 2000 to October 2003. In 1997, he founded Pacific Palisades Capital, Inc., a private Beverly Hills, California merchant bank, and served as its President until March 1999. Mr. Greenspan received a B.A. degree in political science from the University of California at Los Angeles in 1997.

         Mr. Greenspan intends to solicit proxies directly from certain stockholders of the Company after the distribution of this Proxy Statement and otherwise to coordinate his solicitation efforts with those of Innisfree. Mr. Greenspan will not earn any profits, commissions or other fees from the Company or otherwise in the event that his proposals are approved. Except as discussed herein, neither (i) Mr. Greenspan nor (ii) any other participant in the solicitation of this Proxy Statement, or any associate (of any) thereof, is or was a party to any transaction or series of similar transactions since January 1, 2002, or any currently proposed transaction or series of similar transactions, to which the Company or any subsidiary thereof is or was to be a party in which the amount involved exceeded $60,000.

         The following table sets forth compensation paid or awarded to Mr. Greenspan by the Company during the previous two full fiscal years, and in 2003 through October 31, in his capacities as Chairman of the Board and Chief Executive Officer. For additional information with respect to the compensation of certain other executive officers of the Company, please refer to the Company's proxy statement filed with the Securities and Exchange Commission on December 30, 2003 and the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

                           SUMMARY COMPENSATION TABLE
                                 (in thousands)


                                                          LONG-TERM
                                                         COMPENSATION
                                                         ------------

                  ANNUAL COMPENSATION                       AWARDS
------------------------------------------------------   ------------
                                                          SECURITIES       ALL
                                       OTHER ANNUAL       UNDERLYING      OTHER
FISCAL YEAR   SALARY ($)  BONUS ($)   COMPENSATION ($)    OPTIONS (#)    ($)
-----------   ----------  ---------   ----------------   ------------    -------

   2003           192        43(1)          55               ___             6
   2002           178        95            ___               800           ___
   2001           100        ___            50               ___           ___
----------

(1) Mr. Greenspan entered into an agreement with the Company in August 2003 to repay the bonus of $42,500 that he had received during fiscal year 2003. Under the agreement, repayment of the bonus could be made in cash, shares of Common Stock or a combination thereof. Mr. Greenspan tendered 17,782 shares of Common Stock by October 14, 2003 as repayment.

         Additional information with respect to Mr. Greenspan is set forth in the Schedule 13D, and all amendments thereto, each as filed by him with the Securities and Exchange Commission, attached hereto as Appendix A (See "Filing of Schedule 13D" below for additional information) and the share activity chart setting forth information with respect to purchases and sales of Common Stock by Mr. Greenspan during the past two years, attached hereto as Appendix B.

         On December 31, 2003 and January 13, 2004, respectively, Mr. Greenspan filed amendments to the Schedule 13D to reflect his sales of an aggregate of 84,400 shares of Common Stock in order to pay for certain costs of the Proxy Solicitation.

                 BACKGROUND OF AND REASONS FOR THE SOLICITATION

BACKGROUND OF SOLICITATION

         RECENT COMPANY HISTORY. On October 31, 2003, the Company entered into what Mr. Greenspan believes was an unfavorable transaction with VantagePoint, that included the issuance of 5,333,333 shares of a new series of convertible preferred stock, designated Series C Preferred Stock, at an effective price of $1.38 per share (including the additional coupon consideration payable by the Company). To effectuate this transaction, the Board unwound a previously approved and, what Mr. Greenspan believes to be, a substantially more favorable, and less dilutive, institutional private placement of Common Stock at $1.85 per share. The terms of the Preferred Stock granted certain rights, preferences and privileges to the holders of the Preferred Stock that were not required by the proposed Common Stock investors, including the ability to select members of the Board of Directors, certain veto rights and covenants restricting certain corporate actions. Mr. Greenspan believes that the VantagePoint transaction was entered into without sufficient care and consideration by the Board of Directors. In addition, Mr. Greenspan had previously informed certain incumbent directors who later voted for the VantagePoint transaction that, upon completion of the Common Stock private placement, he intended to seek to propose a slate of directors that did not include them at the Annual Meeting.

         Mr. Greenspan, who had opposed the VantagePoint transaction in order to protect the interests of holders of the Common Stock, alleges that actions by certain of the defendants in the Litigation led him to step down as a director and to resign as Chief Executive Officer. Mr. Greenspan states that the Board had offered him a consulting arrangement with an increased compensation package that included the requirement that he vote in favor of the VantagePoint transaction. Mr. Greenspan, however, refused to be part of a transaction that he believed significantly harmed holders of the Common Stock. The position of Principal Executive Officer was immediately filled by Brett Brewer, whom Mr. Greenspan had planned to seek to remove as the Company's President.

Mr. Greenspan also was not nominated for re-election as a director. Mr. Greenspan opposed the VantagePoint transaction because he believed that (i) the transaction substantially harmed the position of the holders of the Common Stock and granted to VantagePoint veto and other rights detrimental to the holders of the Common Stock, (ii) the Company had already approved a more favorable and less dilutive issuance of Common Stock and (iii) the VantagePoint transaction may have a material adverse impact on the Company's ability to re-list its Common Stock on The Nasdaq SmallCap Market.

         Subsequent to Mr. Greenspan's resignation as Chief Executive Officer and the Board's consummation of the VantagePoint transaction, the Company reported that the Nasdaq Listing and Hearing Review Council (the "Listing Council") had rendered a decision on the Company's appeal of the Nasdaq Listing Qualifications Panel's (the "Panel") decision to de-list the Common Stock from The Nasdaq SmallCap Market. On August 28, 2003, the Panel had decided to de-list the Common Stock because of the Company's failure to comply with public filing requirements and retain public interest concerns. In its December 2, 2003 decision, the Listing Council noted that the Company was current in its public filing requirements and that events occurring subsequent to the Panel's August 28, 2003 decision might address the public interest concerns. The Listing Council instructed the Panel to determine whether any public interest concerns continued to exist and if there were any other deficiencies under Nasdaq's continued listing standards. If the Panel determined that the public interest concerns no longer exist and that there are no other deficiencies, the Panel was instructed by the Listing Council to re-list the Company's Common Stock on The Nasdaq SmallCap Market. Under the Listing Counsel's decision, the Panel has several months to complete its investigation. The Company has stated that it is unable to predict the outcome of the Panel's review or if the Common Stock will be re-listed on The Nasdaq SmallCap Market.

         Mr. Greenspan believes that the Board of Directors, acting improperly, transferred control of the Company to the holders of its Preferred Stock. In the Litigation, he alleges that the Board implemented a series of actions that are not permitted under the continued listing criteria adopted by The Nasdaq SmallCap Market for the purpose of protecting the rights of stockholders of companies listed on The Nasdaq SmallCap Market. Mr. Greenspan believes that if the Board of Directors had complied with its own policy, as announced in its proxy statement and elsewhere, that "the Company is determined to comply with all NASDAQ rules and regulations," then the Board would not have caused such actions to occur. A number of the Board's actions, Mr. Greenspan believes, will be of substantial concern to the Panel, because NASDAQ rules, if applicable, may have been violated. In particular, NASD Rule 4351 provides that the voting rights of a NASDAQ- listed company "cannot be disparately reduced or restricted through any corporate action or issuance." Additionally, an interpretive release in respect of such Rule provides that an issuer may not create a new class of security that votes at a "higher rate" than an existing class of securities. The fact that the Preferred Stock, which represents only approximately 20% of the Voting Stock, may select a number of directors equal to those elected by the holders of Common Stock appears to violate the letter and the spirit of such regulations. Moreover, stockholder approval of such a security (see Proposal No. 2 of the Company's proxy statement) does not obviate the requirement that such new security not violate the provisions of Rule 4351.

         Mr. Greenspan also believes that the Company's decision to permit VantagePoint to vote on the Company's Proposal No. 2, and the fact that it does not integrate with and include in such Proposal the prior issuance to VantagePoint of approximately 5.3 million shares of Series C Preferred Stock, may violate the requirement of The NASDAQ SmallCap Market that issuances of greater than 20% of its outstanding capital stock be duly approved by its stockholders. If such violation occurred, Mr. Greenspan believes it may make it difficult or impossible to re-list the Company's Common Stock on The Nasdaq SmallCap Market. This could prove to be very damaging to the Company's stockholders.

         It is Mr. Greenspan's view, that the VantagePoint transaction was the first in a series of actions, described in further detail below under "Reasons for Solicitation," that constituted a scheme by certain incumbent directors and members of management to entrench themselves in office.

         LITIGATION. On December 10, 2003, Mr. Greenspan filed a complaint with the Court of Chancery of the State of Delaware against the directors of the Company, the Company and VantagePoint. The complaint alleges, among other things, that the directors engaged in an entrenchment plan designed to shift control from holders of the Common Stock to holders of the Preferred Stock by adopting an amendment to the Company's By-laws adding an advance notification requirement for the nomination by stockholders of members to the Board of Directors and by reducing the size of the Board. The complaint alleges that these actions essentially shifted control of the Company from the holders of the Common Stock to the holders of Preferred Stock. On January 12, 2004, Mr. Greenspan filed a notice to dismiss, without prejudice, VantagePoint from the Litigation. Mr. Greenspan has reserved his right to continue to evaluate potential claims against VantagePoint and to determine whether or not to institute another action (or actions) in the State of Delaware or elsewhere. Mr.

Greenspan is seeking a Court order invalidating the Board's adoption of the By-law amendment and its reduction of the size of the Board and prohibiting VantagePoint from voting its shares of Preferred Stock at the Annual Meeting.

         FILINGS OF SCHEDULE 13D. On December 15, 2003,  Mr.  Greenspan  filed a
Schedule 13D (the "Schedule 13D") with the Securities and Exchange Commission. In the Schedule 13D, Mr. Greenspan, then beneficial owner of approximately 22.6% of the Company's Common Stock, stated that he was dissatisfied with recent actions of the Company's current Board of Directors and management, including, in particular, their amendment of the Company's By-laws and their transactions with VantagePoint. On December 31, 2003 and January 13, 2004, respectively, Mr. Greenspan filed amendments to the Schedule 13D to reflect his recent sales of an aggregate of 84,400 shares of Common Stock effected in order to pay for certain costs associated with the Proxy Solicitation.

         REQUEST FOR STOCKHOLDER MATERIALS. In order to solicit proxies for the Proxy Solicitation and to communicate with other Company stockholders, on December 9, 2003, Mr. Greenspan made a demand on the Company to inspect its list of stockholders and related materials (the "Stockholder Materials") in accordance with Section 220 of the Delaware General Corporation Law. The Company failed to respond to the demand within the required five -business day period. On December 19, 2003, the Company responded and acknowledged Mr. Greenspan's right to obtain the Stockholder Materials. Despite the Company's acknowledgement, it failed timely to provide the Stockholder Materials within the time required by Delaware law. As a result of the delay, Mr. Greenspan was forced to file a second lawsuit against the Company to require the Company to provide the Stockholder Materials. Mr. Greenspan believes that the delay in producing the Stockholder Materials has impeded and adversely affected the Proxy Solicitation. It was on January 8, 2004, only after the second litigation was filed, that the Company provided the required Stockholder Materials.

REASONS FOR SOLICITATION

         Due to his serious concerns about the recent actions of the current Board of Directors discussed herein , Mr. Greenspan has decided to conduct the Proxy Solicitation. His concerns over what he believes are the impropriety and possible illegality of such actions has prompted him to accept the substantial costs, effort and time necessary to conduct the Solicitation.

         On October 31, 2003, a majority of the Board approved (with Mr. Greenspan voting against) the transaction with VantagePoint that included, among other things, the issuance of 5,333,333 shares of Series C Preferred Stock for an effective price of $1.38 per share (including the additional preferred coupon consideration payable by the Company). The Board designated 20,000,000 shares of its authorized Preferred Stock as Series C Preferred Stock and has reserved shares of Common Stock upon conversion of the Series C Preferred Stock.

         VantagePoint also agreed to loan, or provide a guarantee to a bank to loan, to the Company up to $4.0 million. Under such agreement, the Company must complete the loan documentation by February 28, 2004. The $4.0 million loan will be secured by all of the Company's assets and be senior to the $1.79 million secured loan due to 550 Digital Media Ventures (a holder of the Company's Series B Preferred Stock) and the $2.5 million secured loan due to VantagePoint. For each $1.0 million of money borrowed from (or guaranteed by) VantagePoint, the Company committed to issue to VantagePoint 250,000 five-year warrants to purchase Series C Preferred Stock, at $2.00 per share. The Company also amended its $2.5 million loan agreement with VantagePoint in order to allow VantagePoint to convert such loan into additional shares of Series C Preferred Stock at the rate of one share of Series C Preferred Stock for each $2.00 of principal converted. Mr. Greenspan believes that the Board, in effectuating this transaction acted without fully considering available alternatives to the Company, in particular, declining Mr. Greenspan's suggestion to engage an investment bank to evaluate the transaction and it unwound a previously approved and substantially more favorable, and less dilutive, institutional private placement of Common Stock at $1.85 per share.

         Mr. Greenspan, as then Chief Executive Officer and Chairman of the Board, opposed the issuance of Series C Preferred Stock to VantagePoint because he believed that (i) the terms were less favorable to the holders of Common Stock than the $1.85 per share private placement of Common Stock, (ii) the transaction granted to VantagePoint veto and other rights detrimental to the holders of the Common Stock and (iii) the transaction might have a material adverse affect on the Company's ability to relist its Common Stock on The Nasdaq SmallCap Market.

         At a meeting of the Board of Directors held on November 14, 2003 the Board adopted, after Mr. Greenspan departed the meeting in opposition to certain actions proposed by it, an advance notification By-law that requires any stockholder wishing to nominate persons for election to the Board of Directors to deliver notice in writing to the Secretary of the Company. Such notice must be delivered not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the Company's annual meeting of stockholders were advanced by more than 20 days or delayed by more than 70 days from the date of the preceding year's annual meeting, notice by a stockholder of director nominations must be given in writing to the Secretary of the Company not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date is first made. The preceding year's annual meeting was held on October 23, 2002. On September 24, 2003, the Company announced that the annual meeting of stockholders would be held on November 20, 2003, a date only 28 days from the date of the preceding year's annual meeting. Accordingly, under the new By-law, the deadline for stockholder notification of director nominees would have been August 14, 2003.

         The Board subsequently announced, on November 18, 2003, that the annual stockholders meeting had been rescheduled for January 21, 2004. The date change allowed stockholders only until November 28, 2003 to nominate a new slate of director-nominees. However, the Company did not notify the public of the adoption of the advance notification By-law until November 26, 2003. This effectively gave stockholders of Voting Stock only two days (one being Thanksgiving), and therefore, little or no ability, to submit a slate of nominees in opposition to the slate nominated by the Board. In addition, the Board also set a new proxy record date of December 1, 2003, thereby enabling VantagePoint, which would not have been entitled to vote any shares of Series C Preferred Stock at the originally scheduled meeting, to vote on matters at the Annual Meeting (including, the election of the Common Directors).

         In addition, the Board, again without Mr. Greenspan's vote, reduced the number of directors for whom the holders of Common Stock were entitled to vote for at the Annual Meeting from five to three. Because the holders of Preferred Stock currently control four seats on the Board, and may also vote together with the holders of Common Stock for the remaining seats, Mr. Greenspan believes that the holders of Common Stock have been relegated to disproportionately unfair and reduced representation on the Board and control of the Board has been transferred to the holders of Preferred Stock. According to public filings with the Securities and Exchange Commission, the Preferred Stock currently represents only approximately 20% of the Voting Stock.

         Prior to these events, Mr. Greenspan, as Chairman and Chief Executive Officer of the Company, had informally proposed a slate of directors for election at the Annual Meeting that omitted certain directors currently nominated by the Board. Mr. Greenspan also planned to seek Board approval for the removal of the Company's President, Brett Brewer (currently also serving as a director and Principal Executive Officer), and the Company's General Counsel, Christopher Lipp, from office due to what he viewed as serious performance issues, particularly in connection with the restatement of earnings and NASDAQ delisting. Mr. Greenspan's absence from the Board prevented him from pursuing these changes. In its determination to reduce the overall number of directors to seven and reduce the number of the directors that may be elected by the holders of Common Stock to three, Mr. Greenspan believes that the incumbent Board of Directors disregarded a unanimously adopted prior resolution of it and the Corporate Governance Committee of the Board mandating that, to improve corporate governance, the size of the Board of Directors was to be increased over time to nine.

         Mr. Greenspan believes that certain directors and members of management embarked on a scheme to entrench themselves in office by taking actions that (i) essentially eliminated the ability of holders of Common Stock to control the future direction of the Company; and (ii) granted the holders of Preferred Stock the right to elect and maintain a majority of the members of the Board. In opposition to these actions, Mr. Greenspan resigned as Chief Executive Officer and, later, from the Company's Board of Directors. Mr. Greenspan filed a complaint in the Court of the Chancery of the State of Delaware against the Company, each director of the Company and VantagePoint. For further information, refer to "Litigation" above.

         On December 19, 2003, following institution of the Litigation, the Company issued a press release announcing that the date of the Annual Meeting had been rescheduled to January 29, 2004. The proxy record date of December 1, 2003 remained unchanged. The amended proxy statement filed by the Company reflected a change in the structure of the Board from three Common Directors to four Common Directors (together with one Preferred Director selected by the Series B Preferred Stock, two Preferred Directors selected by the Series C Preferred Stock and one vacancy to be filled exclusively by the holders of Series B Preferred Stock at any time).

         As a result of the actions described above taken by the incumbent Board members, and the existence of several so-called "shark repellent" provisions contained in the Company's organizational documents (E.G., the advance nomination By-law, the inability of stockholders to call a special meeting, the requirement that the Board exclusively set the size of the Board of Directors and fill any vacancies, and the onerous provisions of the Series B and Series C Preferred Stock), Mr. Greenspan believes that the holders of Common Stock have had their rights and privileges as stockholders severely undermined and that the principles of corporate democracy have been seriously compromised. If the nominees of Mr. Greenspan are elected, they intend to review the above-described "shark repellents" and determine whether some or all of these provisions may be eliminated or modified, with the ultimate objective being to enhance stockholder rights and participation in the Company. In addition, such nominees, if elected, will evaluate the performance and experience of the officers of the Company to determine whether they should be terminated and/or have their responsibilities modified. Furthermore, such nominees will review the terms of, and the events leading to the issuance of, Series C Preferred Stock to determine if such stock was properly issued and/or whether any changes to such stock may be effected in accordance with applicable law. There is no assurance such nominees will be able successfully to effect any of such actions.

         On December 29, 2003, in accordance with the Company's By-laws, Mr. Greenspan nominated the five nominees described herein.

                               PROXY SOLICITATION


         PROPOSAL 1.  ELECTION OF DIRECTORS

         For the reasons set forth above "Background of and Reasons for the Solicitation," Mr. Greenspan is proposing a slate of five candidates for election to the Board of Directors in opposition to the incumbent Board's nominees. This slate, comprised of Messrs. Schapiro, Neubauer, Bitteti, Somes and Peck, represents, in Mr. Greenspan's view, a group of highly successful persons who have the knowledge, expertise, independence and the extensive and varied experience to better serve the interests of all of the Company's stockholders. Each of these nominees has served as a director or an executive officer of a publicly-traded entity or financial group. For information about Mr. Greenspan's nominees, see "The Nominees" below.

         VOTE REQUIRED

         The Common Directors are elected by a plurality of the votes cast at the Annual Meeting. Plurality means that the nominees who receive the largest number of votes cast "FOR" are elected as Common Directors. Votes withheld, abstentions and broker non-votes will be counted in determining the presence of a quorum, but will not be counted in determining the outcome of the election.

         MR. GREENSPAN RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE FIVE NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT. EACH OF THE NOMINEES WILL REPRESENT ALL HOLDERS OF THE COMPANY'S VOTING STOCK, INCLUDING THE HOLDERS OF COMMON STOCK. MR. GREENSPAN WILL VOTE ALL SHARES OWNED BY HIM FOR EACH OF HIS NOMINEES. SHARES OF VOTING STOCK REPRESENTED BY PROXIES GRANTED TO MR. GREENSPAN WILL BE VOTED FOR THE FIVE NOMINEES DESCRIBED HEREIN. IF, FOR ANY REASON, INCLUDING IF THE LITIGATION IS NOT SUCCESSFUL, THE NUMBER OF COMMON DIRECTORS TO BE ELECTED AT THE ANNUAL MEETING IS LESS THAN FIVE (E.G., FOUR), MR. GREENSPAN'S NOMINEES WHO HAVE RECEIVED THE MOST VOTES "FOR" ELECTION TO THE BOARD SHALL BE HIS NOMINEES. IF TWO OR MORE NOMINEES RECEIVE AN EQUAL NUMBER OF VOTES, MR. GREENSPAN WILL DESIGNATE WHOM OF THOSE NOMINEES WILL BE ELECTED.

         Mr. Greenspan does not expect that any of his nominees will be unable to stand for election but, in the event that any of such persons are unable to serve or for good cause will not serve, the shares represented by the enclosed BLUE proxy card will be voted for his substitute nominee(s). In addition, Mr. Greenspan reserves the right to nominate substitute person(s) if the Company makes any changes to its By-laws or takes any other action that has, or if consummated, would have the effect of disqualifying any of Mr. Greenspan's nominees. In any such case, shares represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). Mr. Greenspan also reserves the right to nominate additional persons if the Company should increase the number of directors to be elected by holders of the Voting Stock at the Annual Meeting to greater than five. Any additional nominations made pursuant to the preceding sentence are without prejudice to the positions of Mr. Greenspan taken (or that may be taken) in the Litigation.

                                  THE NOMINEES

         Mr. Greenspan's nominees for election to the Board of Directors are Messrs. Schapiro, Neubauer, Bitteti, Somes and Peck. As previously noted, each of Mr. Greenspan's nominees will represent all holders of the Voting Stock, including holders of the Company's Common Stock. Each of such five individuals has consented to serve as a director of the Company if elected pursuant to the Proxy Solicitation and to be named herein. The directors so elected would hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified.

         The following sets forth the name, age and certain biographical information (supplied by them) of each of Mr. Greenspan's nominees:

                           NAME                          AGE
                           ----                          ---
         Ken Schapiro                                    39
         John S. Neubauer                                62
         Vincent Bitteti                                 48
         James D. Somes                                  52
         Nathan Peck                                     78

         KEN SCHAPIRO, President and Chief Operating Officer of Artisan Entertainment from July 2000 until December 2003, when it was acquired by Lions Gate Entertainment [AMEX:LGF]. He also served as Chief Operating Officer of Artisan Pictures from February 1999 to July 2000 and Executive Vice President of Artisan Entertainment from February 1998 to February 1999.

         JOHN S. NEUBAUER, a restructuring and turnaround consultant. Mr. Neubauer worked as a restructuring consultant for Nutrition For Life from 2002 to 2003. Before that, he served as Director of Domestic and Worldwide Operations for Herbalife International, Inc. From 1998 to 2000, Mr. Neubauer served as Chief Operating Officer and Acting Chief Financial Officer of Cell Tech, Inc. [OTC:ELFI.PK] located in Klamath Falls, Oregon. From 1993 to 1997, Mr. Neubauer served as Senior Vice President of Starlight International, LLP.

         VINCENT BITTETI, a director and Chief Executive Officer of TDK Mediactive, a publicly-traded videogame company, since 1994. TDK Mediactive was, until its acquisition in November 2003, a publicly-traded subsidiary of TDK Japan.

         JAMES D. SOMES, a founder and managing director of Alexander Dunham Capital, a merchant bank boutique founded in 1994 that advises high-growth technology and healthcare companies on capital formation, mergers and acquisitions, and general corporate finance issues. Mr. Somes began his finance career at Morgan Guaranty Trust Company (J.P. Morgan) and has significant financial management experience, including positions at Citicorp's Leveraged Capital Group, Citicorp's Asian Merchant Bank and Ambient Capital Group. He recently served as an incumbent director in the Liquid Audio proxy contest. Mr. Somes holds a B.A. from Tufts University and an M.B.A. from Columbia University.

         NATHAN PECK is a director of Interplay Entertainment Corp. [OTC:IPLY.OB] Mr. Peck also served as Interim Chief Administrative Officer of Interplay from August 2001 to December 31, 2003. From November 1999 to August 2001, he served as a director and consultant to Virgin Interactive Entertainment Limited (now named Avalon Interactive Group Ltd). Avalon Interactive Group, Ltd. is a developer, publisher and distributor of video games in Europe. Mr. Peck also served as a consultant and director of Synthean, Inc., a business software development company, and is currently serving as a consultant for Tag-It
Pacific, Inc. [AMEX:TAG], a trim distribution company serving the apparel industry.

         None of Mr. Greenspan's nominees holds or has held any position or office with the Company, serves or has served as a director of the Company or has any other interest in any matter to be acted on at the Annual Meeting.

         Mr. Greenspan has agreed to indemnify each of his nominees against certain liabilities, including liabilities under the federal securities laws, in connection with this Proxy Solicitation and to reimburse such nominee for any out-of-pocket expenses. Mr. Greenspan will compensate Mr. Somes in the amount of $5,000 per month, commencing January 1, 2004, for consulting services provided by Mr. Somes in connection with the Proxy Solicitation.

         Except as previously set forth above and other than the consent of each of the nominees to be named in this Proxy Statement and to serve as a director of the Company if elected at the Annual Meeting, none of Mr. Greenspan's nominees has any arrangement or understanding pursuant to which he is to be elected as a director of the Company. Mr. Greenspan's nominees will not receive any compensation from Mr. Greenspan for their services as directors of the Company. Except as set forth below, none of Mr. Greenspan or any of Mr. Greenspan's nominees is, or has in the past year, been a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. On January 12, 2004, Mr. Greenspan entered into certain agreements with ESAD Financing, LLC ("ESAD") to provide him with (i) credit enhancement in connection with the Litigation, (ii) financings for business acquisitions unrelated to the Company, (iii) assistance in the selection and management of advisers with respect to his various business interests, including the Litigation and Proxy Solicitation and (iv) strategic advisory services with respect to various business opportunities unrelated to the Company. In connection with these agreements, Mr. Greenspan has pledged 500,000 shares of his Common Stock to collateralize his obligations to ESAD and granted ESAD an option to acquire up to 700,000 shares of Mr. Greenspan's shares of Common Stock in the Company. None of Mr. Greenspan's nominees, nor Mr. Greenspan, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past ten years. None of Mr. Greenspan nor any of Mr. Greenspan's nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings. In addition, except as previously set forth herein, none of such individuals has been indebted to the Company, at any time since January 1, 2002, has or has had, at any time since January 1, 2002, an interest in any transaction or series of transactions to which the Company is or will be a party.

COMPENSATION OF DIRECTORS

         According to information contained in the Company's proxy statement, compensation of the Company's directors is determined by resolution of the Board, in accordance with the Company's By-laws. According to information contained in the Company's proxy statement, directors of the Company who are also employees or officers of the Company do not receive any compensation specifically related to their activities as directors. Directors to be reimbursed for their expenses incurred in connection with their attendance at meetings of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS, DIRECTOR-NOMINEES AND MANAGEMENT

         The following table sets forth certain information as of December 1, 2003 with respect to the beneficial ownership of the Common Stock by the following: (a) each person known by Mr. Greenspan to own beneficially more than 5% of the Common Stock, including its Preferred Stock on an as-converted basis,
(b) each current director, (c) each director-nominee of Mr. Greenspan, (d) each executive officer of the Company whose compensation exceeded $100,000 in fiscal 2003 (excluding Mr. Greenspan, the "Named Executive Officers") and (e) all executive officers and current directors as a group.

                                                        SHARES BENEFICIALLY          PERCENTAGE
NAME OF BENEFICIAL OWNER AND ADDRESS**                        OWNED(1)           BENEFICIALLY OWNED(2)
--------------------------------------                  -------------------      ---------------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS:
     Brett Brewer................................           1,166,245(3)                  3.0
     Thomas Flahie...............................                 ---                     *
     Adam Goldenberg.............................             805,558(4)                  2.1
     Christopher Lipp............................             194,703(5)                  *
     Daniel Mosher...............................              65,000(6)                  *
     Lawrence Moreau.............................                 ---                     *
     Jeffrey Edell...............................                 ---                     *
     Bradley Ward................................                 ---                     *
     David Carlick...............................                 ---(7)                  *
     Andrew Sheehan..............................                 ---(7)                  *
     All directors and executive officers as a group        2,231,506(8)                  5.8
5% STOCKHOLDERS:
     Brad Greenspan..............................           8,223,218(9)                 22.4
     264 South La Cienega, Suite 1218
     Beverly Hills, California  90211
     550 Digital Media Ventures, Inc.............           4,834,686(10)                12.5
     VantagePoint Venture Partners and affiliates          10,133,333(11)                26.2
DIRECTOR-NOMINEES:
     Ken Schapiro(12), (13)......................                 ---                     *
     John S. Neubauer (12), (13).................                 ---                     *
     Vincent Bitteti (12), (13)..................                 ---                     *
     James D. Somes (12), (13)...................                 ---                     *
     Nathan Peck (12), (13)......................                 ---                     *


                                       15


----------

*        Indicates less than 1.0%

** Unless indicated otherwise, the mailing address for each person or entity is c/o eUniverse, Inc., 6060 Center Drive, Suite 300, Los Angeles, California 90045.

(1) Unless otherwise noted, all of the shares indicated are held by individual persons or entities possessing sole voting and investment power with respect to the shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, whether by the exercise of options or warrants or the conversion of shares of Preferred Stock are deemed outstanding in determining the number of shares beneficially owned by the person. Preferred Stock and Common Stock are treated as one class of voting securities because the holders of the Company's Preferred Stock have the right to vote their shares along with the Common Stock on an as-converted basis.

(2) The "Percentage Beneficially Owned" is calculated by dividing the "Shares Beneficially Owned" by the total outstanding shares of Common Stock and Preferred Stock, on an as-converted basis, including shares subject to warrants and options exercisable within 60 days beneficially owned only by the person with respect to whom the percentage is calculated.

(3) Includes 979,167 shares represented by options exercisable within 60 days.

(4) Includes 716,667 shares represented by options exercisable within 60 days.

(5) Includes 191,667 shares represented by options exercisable within 60 days.

(6) Includes 62,500 shares represented by options exercisable within 60 days.

(7) Does not include any shares owned by VantagePoint Venture Partners, of which Mr. Carlick and Mr. Sheehan are Managing Directors because they disclaim beneficial ownership.

(8) Shares held by Mr. Greenspan, the Company's former Chief Executive Officer and a former director, are excluded from this calculation. Total includes 1,950,001 shares represented by options exercisable within 60 days.

(9) Includes 400,000 shares represented by options exercisable within 60 days.

(10) Includes 3,366,154 shares of Common Stock and 1,468,532 shares of Series B Preferred Stock on an as-converted basis. Also includes
         3,050,000 shares of Common Stock and 1,295,455 shares of Series B Preferred Stock that are subject to an option granted to VantagePoint.

(11) Includes shares represented by an option to purchase 3,050,000 shares of Common Stock and 1,295,455 shares of Series B Preferred Stock from 550 Digital Media Ventures, Inc.

(12) The mailing address for this individual is c/o Brad D. Greenspan, 264 South La Cienega, Suite 1218, Beverly Hills, California 90211.

(13) This individual has not purchased or sold any shares of the Company's securities during the previous two years.

         Certain of the information contained in the above table, as well as the information contained in the section herein entitled "The Nominees--Compensation of Directors," has been taken, without independent verification, from or is based upon documents and records on file with the Securities and Exchange Commission, including Schedule 13Ds and amendments thereto (other than the Schedule 13D, and Amendments No. 1 and No.2 thereto, filed by Mr. Greenspan) and the Company's proxy statement for the Annual Meeting.

CHANGE IN CONTROL

         Except as otherwise described herein, Mr. Greenspan does not know of any arrangement the operation of which may at a subsequent date result in a change of control of the Company. Mr. Greenspan does not currently take any position on whether the issuance of the Series B and/or C Preferred Stock constituted a change of control, as defined under applicable securities laws or under the Delaware General Corporation Law, or whether any such change of control was effected in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended.

                                PROXY PROCEDURES

         NO MATTER HOW MANY SHARES OF VOTING STOCK YOU OWN, WE URGE YOU TO VOTE FOR MR. GREENSPAN'S NOMINEES TO THE BOARD OF DIRECTORS OF THE COMPANY BY FOLLOWING THE INSTRUCTIONS BELOW:

         PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE (NO POSTAGE NECESSARY) OR BY FACSIMILE TO 212-750-5799 AS SOON AS POSSIBLE.

         You may vote for, against or withhold your vote on the election of Mr. Greenspan's slate of nominees for director by marking the appropriate box on the enclosed BLUE proxy card. You may also withhold your vote from the election of one or more of Mr. Greenspan's nominees individually by writing the name(s) of such nominee(s) in the space provided on the BLUE proxy card. If no marking is made, you will be deemed to have voted "FOR" the election of ALL of Mr. Greenspan's nominees. If, for any reason, including if the Litigation is not successful, the number of Common Directors to be elected at the Annual Meeting is less than five (E.G., four), Mr. Greenspan's nominees who have received the most votes "FOR" election to the Board shall be his nominees. If two or more nominees receive an equal number of votes, Mr. Greenspan will designate whom of those nominees will be elected.

         MR. GREENSPAN RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF HIS NOMINEES FOR DIRECTOR OF THE COMPANY.

         IF YOU HAVE ALREADY SIGNED THE PROXY CARD FOR THE ANNUAL MEETING SENT TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY, YOU CAN REVOKE SUCH PROXY BY SIGNING AND DATING THE ENCLOSED BLUE PROXY CARD AND RETURNING IT IN THE ENCLOSED ENVELOPE (NO POSTAGE NECESSARY) OR BY FACSIMILE TO 212-750-5799, AS SOON AS POSSIBLE. ONLY THE LATEST DATED PROXY CARD WILL COUNT AT THE ANNUAL MEETING.

         The Company's By-laws expressly permit the transmission of proxies by facsimile.

                             SOLICITATION; EXPENSES

         The accompanying proxy in the form enclosed herewith is being solicited by and on behalf of Brad D. Greenspan. The solicitation of proxies will be made without compensation to Mr. Greenspan. Mr. Greenspan has retained Innisfree to assist him in the solicitation of proxies in connection herewith. Mr. Greenspan has agreed to pay Innisfree a management service fee of up to $150,000 and customary mailing, tabulation and related fees in connection with the solicitation and to reimburse it for its expenses. Mr. Greenspan has also agreed to indemnify Innisfree against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. Approximately 40 employees of Innisfree will solicit stockholders on behalf of Mr. Greenspan. Brokers, nominees and fiduciaries will be reimbursed by Mr. Greenspan for their out-of-pocket and clerical expenses incurred in transmitting proxies and related materials to beneficial owners. The entire cost of soliciting proxies in connection herewith, including the costs of pending litigation, estimated by Mr. Greenspan to be approximately $600,000 (excluding the costs of any future litigation), will be borne by him in a manner to be determined by Mr. Greenspan. Proxy solicitations will be made by mail and also may be made by personal interview, telephone and telefax. Brokerage houses and nominees will be requested to forward the proxy soliciting materials to beneficial owners and to obtain authorization for the execution of proxies. Total expenditures incurred to date in connection herewith have been approximately $250,000. Mr. Greenspan may seek reimbursement from the Company for all or some of his expenses and, in such event, does not intend to seek stockholder approval for such reimbursement at a subsequent meeting unless such approval is required under Delaware Law.

                      INCUMBENT MANAGEMENT'S OTHER PROPOSAL

         In addition to its intention to elect four Common Directors at the Annual Meeting, incumbent management of the Company has stated its intention to make the following proposal at the Annual Meeting:

         PROPOSAL NO. 2. To approve the issuance of a warrant to VantagePoint if the Company draws down on a $4 million loan commitment, and the modification of the terms of a note due to VantagePoint, including the Preferred Stock issuable on exercise or conversion.

         On October 31, 2003, VantagePoint agreed to make available to the Company, or provide a bank guarantee for a bank to make available to the Company, a $4.0 million one-year senior secured bridge loan. The bridge loan would bear interest at the prime rate and be secured by a security interest in all of the Company's assets. The senior secured bridge loan would be available to the Company until February 28, 2004. If the Company draws on the bridge loan, for each $1.0 million in proceeds received by the Company it has agreed to issue to VantagePoint a warrant to purchase 250,000 shares of Series C Preferred Stock, at $2.00 per share, not later than five years from the date of issuance (the "Bridge Warrant"). In addition, on October 31, 2003, the Company amended the terms of a $2.5 million note due to VantagePoint to accelerate the due date to FEBRUARY 8, 2004 (ten days after the Annual Meeting) and agreed to seek stockholder approval to permit VantagePoint to convert the note into shares of the newly designated Series C-1 Preferred Stock, at the rate of one share for each $2.00 of principal.

         The exercise of the Bridge Warrant could result in the issuance of 1,000,000 additional shares of Series C Preferred Stock, a 2.8% increase in the number of outstanding shares of capital stock. If the $2.5 million note payable to VantagePoint were converted into Series C Preferred Stock, 1,250,000 shares of Series C-1 Preferred Stock would be issued, an additional 3.4% increase in the number of outstanding shares of capital stock.

         For the reasons set forth in "Background of and Reasons for the Solicitation," Mr. Greenspan believes that Proposal No. 2 would result in additional unwarranted dilution to the holders of the Common Stock and could further entrench management and solidify the Preferred Stockholders control of the Company. Mr. Greenspan opposes Proposal No. 2 and will vote all of his shares "AGAINST" this proposal. Mr. Greenspan believes that the Company's proxy statement for the Annual Meeting omits certain information material to consideration by stockholders of Proposal No. 2, including the Company's current and projected cash requirements, any charge to earnings associated with the Bridge Warrant and utilization of the loan commitment, and what safeguards will be implemented to ensure that VantagePoint is not inequitably enriched by use of the loan commitment. Mr. Greenspan further believes that Proposal No. 2 would decrease the ability of the Company to obtain future additional equity and/or debt financing because, he believes, the terms of the Series C Preferred Stock, including the various veto rights and restrictive agreements contained therein, will deter certain potential investors from buying securities in the Company. Additionally, as discussed above in "Background of and Reasons for the Solicitation," Mr. Greenspan believes that certain actions taken in respect of the issuance and approval of the Series C Preferred Stock would violate the rules of The Nasdaq SmallCap Market, if the Company were to be re-listed on such Market. This may make a re-listing on The Nasdaq SmallCap Market more difficult, if not impossible. See "Background of and Reasons for the Solicitation--Reasons for Solicitation" above for additional information pertaining to the VantagePoint transactions.

         For more detailed information concerning the incumbent management's proposals, please see the proxy statement filed by the Company.

         MR. GREENSPAN URGES YOU TO VOTE "AGAINST" THE INCUMBENT MANAGEMENT'S PROPOSAL NO. 2. IF YOU HAVE SIGNED THE BLUE PROXY CARD BUT HAVE NOT MARKED YOUR VOTING DECISIONS, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD IN THE MANNER RECOMMENDED BY MR. GREENSPAN ABOVE (I.E. AGAINST).

                       SUBMISSION OF STOCKHOLDER PROPOSALS

         According to information contained in the Company's proxy statement, any proposal that is intended to be presented by any stockholder for action at the Company's 2004 Annual Meeting of Stockholders must be received in writing by the Secretary of the Company, at 6060 Center Drive, Suite 300, Los Angeles, California 90045, not later than May 31, 2004 in order for such proposal to be considered for inclusion in the proxy statement and form of proxy relating to the 2004 Annual Meeting of Stockholders. In the event that another meeting of stockholders is held prior to the 2004 Annual Meeting of Stockholders, reasonable prior notice thereof is to be provided to the Company's stockholders.

                                  OTHER MATTERS

         Reference is hereby made to the Company's proxy statement for the Annual Meeting for additional information concerning the Company's current management and directors.

         YOUR VOTE IS IMPORTANT. PLEASE INDICATE YOUR SUPPORT FOR MR. GREENSPAN'S PROPOSALS BY COMPLETING, SIGNING AND DATING THE ENCLOSED BLUE PROXY CARD AND RETURNING IT IN THE ENCLOSED ENVELOPE (NO POSTAGE NECESSARY) OR BY FACSIMILE TO 212-750-5799 AS SOON AS POSSIBLE.

         If you have any questions, or require any additional information, concerning this Proxy Statement or the Annual Meeting, please contact Innisfree, 501 Madison Avenue, 20th Floor, New York, NY 10012, or call, toll-free, telephone no. 888-750-5834.

         IF ANY OF YOUR SHARES OF VOTING STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT MAY VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AS SOON AS POSSIBLE AND INSTRUCT THAT PERSON TO INDICATE A VOTE "FOR" MR. GREENSPAN'S SLATE OF DIRECTOR-NOMINEES AND "AGAINST" COMPANY PROPOSAL NO. 2 AND PROMPTLY TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TO INNISFREE.

                                                           Brad D. Greenspan
                                                           January ___, 2004

                                   APPENDIX A
                                BRAD D. GREENSPAN

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) and
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                                 eUniverse, Inc.
                                ----------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                  198 412 10 7
                                ----------------
                                 (CUSIP Number)

                             Thomas J. Poletti, Esq.
                         c/o Kirkpatrick & Lockhart LLP
                       10100 Santa Monica Blvd, 7th Floor
                              Los Angeles, CA 90067
                                 (310) 552-5000
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 Not Applicable
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

1        NAME OF REPORTING PERSON

         Brad D. Greenspan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (A) / / (B) / /
         ----------------------

3        SEC USE ONLY
         ----------------------

4        SOURCE OF FUNDS*

         00 (See  3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

7        NUMBER OF  SHARES  BENEFICIALLY  OWNED BY  REPORTING  PERSON  WITH SOLE
         VOTING POWER

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

10       SHARED DISPOSITIVE POWER

         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,241,000   (Includes  400,000  shares  underlying   options  that  are
         exercisable within 60 days)

12       CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         22.6%

14       TYPE OF REPORTING PERSON*

         IN

                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                 EUNIVERSE, INC.

ITEM 1.  SECURITY AND ISSUER.

         Securities:    Common Stock, par value $0.001 per share
         Issuer:        eUniverse, Inc., a Delaware corporation (the "Company")
                        6060 Center Drive, Suite 300, Los Angeles, CA 90045

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: Brad D. Greenspan
(b)      Address: 264 So. La Cienega, Suite 1218, Beverly Hills, CA 90211
(c)      Principal Occupation: Investor
(d) During the last five years, Mr. Greenspan has not been convicted in a criminal proceeding.
(e) During the last five years, Mr. Greenspan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
(f)      Citizenship: United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable. Mr. Greenspan already has a Schedule 13G on file with the Securities and Exchange Commission indicating his securities ownership.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Greenspan is a former officer and director of the Company. Mr. Greenspan, beneficially owning 22.6% of the outstanding capital stock of the Company as of the date of this filing (see Item 5 hereof), has taken and is considering certain actions as a result of his dissatisfaction with recent actions of the current Board of Directors of the Company. Mr. Greenspan has filed a resignation letter with the Company outlining certain objections he had to recent actions of the Board of Directors of the Company. On December 11, 2003, Mr. Greenspan filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and each present director of the Company. Mr. Greenspan is seeking to enjoin the enforcement of, and declaratory judgments on, certain recent Board actions to prevent the Board of Directors of the Company from engaging in what he believes to be an entrenchment scheme to shift control of the Board of Directors of the Company from its common stockholders to its preferred stockholders. Mr. Greenspan has also delivered to the Company a letter demanding the opportunity to inspect the list of the Company's stockholders including related documents. If the Company does not deliver such list and documents within the time frame of the Delaware General Corporation Law, Mr. Greenspan intends to pursue litigation to compel such disclosure.

         Mr. Greenspan is considering taking certain actions to address those events and actions that have been taken by the Company and its Board of Directors that he believes inhibit a fair election of the Board of Directors. Such actions include the following: (1) proposing (a) the removal of the current Board of Directors and (b) a new slate of directors (which as presently contemplated, would not include him) to be elected by the Company's stockholders; (2) opposing certain items on the Company's preliminary proxy statement filed with the Securities and Exchange Commission on December 1, 2003; and (3) proposing amendments to the Company's By-laws and/or Certification of Incorporation, including its recently adopted By-law providing for nomination procedures, in order to shift control back to the Company's common stockholders. Mr. Greenspan is considering soliciting proxies and/or consents in accordance with applicable law.

         Mr. Greenspan is also considering whether or not to bring additional litigation concerning such matters, such as breach of fiduciary duty by the Board of Directors of the Company and violations of Section 14(a) of the Exchange Act of 1934, as amended, and any fair disclosure requirements of Delaware law, in order to effectuate the foregoing.

         Mr. Greenspan intends to discuss his dissatisfaction with the current Board of Directors with certain other Company stockholders who share his concerns, subject to applicable law, and will amend this Schedule 13D in the event that any of such stockholders become a member of a group that includes Mr. Greenspan.

         Mr. Greenspan may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock owned by him, in order to pay for costs associated with his actions described herein. Mr. Greenspan also may determine, from time to time or at any time, to purchase or otherwise acquire additional shares of Common Stock of the Company.

         Except as set forth above, Mr. Greenspan has no plans which relate to any of the items listed in (a) - (j) of Item 4 of Schedule 13D.

         The foregoing actions may be taken in combination with other actions. The timing and sequence of such actions, and which actions to be taken, are being actively considered by Mr. Greenspan and are subject to his judgment as to the best way to proceed. If Mr. Greenspan obtains control of the Company, he would consider possible termination of executive officers of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Greenspan beneficially and directly owns, and has the sole power to vote and the sole power to dispose of 8,241,000 shares (which amount includes an aggregate of 400,000 shares underlying stock options that are exercisable within 60 days) of Common Stock of eUniverse, Inc., which represents 22.6% of the outstanding shares of Common Stock and Preferred Stock on an as-converted basis, which percentage is based on the information set forth in the Company's preliminary proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on December 1, 2003.

         Mr. Greenspan has not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:   December 12, 2003

                                                By:  /s/ Brad D. Greenspan
                                                     ---------------------------
                                                     Name:  Brad D. Greenspan

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                                 eUniverse, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                  298 412 10 7
                                 (CUSIP Number)

                             Thomas J. Poletti, Esq.
                         c/o Kirkpatrick & Lockhart LLP
                      10100 Santa Monica Blvd., 7th Floor,
                              Los Angeles, CA 90067
                                 (310) 552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 Not Applicable
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.


                      (Continued on following pages)

                            (Page 1 of 6 Pages)

CUSIP NO. 298 412 10 7                                               Page 2 of 6

1     NAME OF REPORTING PERSON

      Brad D. Greenspan

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) / / (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

8     SHARED VOTING POWER
      0

9     SOLE DISPOSITIVE POWER

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

10    SHARED DISPOSITIVE POWER
      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,156,600 (Includes 400,000 shares underlying options that are exercisable within 60 days)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
      / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      22.2%

14    TYPE OF REPORTING PERSON*
      IN

CUSIP NO. 298 412 10 7                                               Page 3 of 6

                            AMENDMENT NO. 2 TO
                               SCHEDULE 13D
                      RELATING TO THE COMMON STOCK OF
                              EUNIVERSE, INC.

ITEM 1.     SECURITY AND ISSUER.

            No change.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Mr. Greenspan is a former executive officer and director of the Company. Mr. Greenspan, who beneficially owns approximately 22.2% of the outstanding common stock of the Company as of the date of this filing (see Item 5 hereof), has taken and is considering certain further actions as a result of his dissatisfaction with recent actions of the current Board of Directors of the Company. On December 11, 2003, Mr. Greenspan delivered a resignation letter to the Company outlining certain objections he had to recent actions of the Board of Directors of the Company. On December 10, 2003, Mr. Greenspan filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and each present director of the Company. Mr. Greenspan is seeking to enjoin the enforcement of, and declaratory judgments on, certain recent Board actions to prevent the Board of Directors of the Company from engaging in what he believes to be an entrenchment scheme to shift control of the Board of Directors of the Company from its common stockholders to its preferred stockholders. On January 12, 2004, Mr. Greenspan filed a notice to dismiss, without prejudice, VantagePoint Alpha Holdings IV, L.L.C. as a defendant in the litigation.

            On December 9, 2003, Mr. Greenspan delivered to the Company a letter demanding the opportunity to inspect the list of the Company's stockholders and related documents. Due to the Company's failure to timely provide such documents, Mr. Greenspan filed a complaint on December 24, 2003 in the Court of Chancery of the State of Delaware in and for New Castle County against eUniverse, Inc. seeking an order to compel the Company to produce the stockholder list and related information identified in the demand letter. Mr. Greenspan received the stockholder list and related information from the Company on January 8, 2004.

CUSIP NO. 298 412 10 7                                               Page 4 of 6

            On December 15, 2003, the Court of Chancery held a hearing and reserved January 13 and January 15, 2004 for trial and requested the Company to specify the number of directors to be elected by the stockholders of the Company. A second hearing was scheduled for December 22, 2003 but did not take place because the Court was unavailable on such date.

            On December 31, 2003, Mr. Greenspan filed a preliminary proxy statement with the Securities and Exchange Commission. In his proxy statement, Mr. Greenspan proposes a new slate of five directors (which, as presently contemplated, would not include him) for election by the Company's stockholders in opposition to the slate of four directors put forth by the Board of Directors. Mr. Greenspan's proxy statement also opposes a proposal by the Company that could result in the issuance of additional shares of Preferred Stock to the Company's preferred stockholders. In connection with his proxy solicitation, Mr. Greenspan intends to solicit proxies and/or obtain consents in accordance with applicable law.

            On January 13, 2004, Mr. Greenspan filed his first amendment to the preliminary proxy statement with the Securities and Exchange Commission in response to certain comments of the Commission received by Mr. Greenspan on January 9, 2004.

            Mr. Greenspan is considering whether or not to bring additional litigation concerning these matters, such as breach of fiduciary duty by the Board of Directors of the Company and violations of
            Section 14(a) of the Securities Exchange Act of 1934, as amended, and any fair disclosure requirements of Delaware law, in order to effectuate the foregoing.

            Mr. Greenspan intends to discuss his dissatisfaction with the current Board of Directors with certain other Company stockholders who share his concerns, subject to applicable law, and will further amend his Schedule 13D in the event that any of such stockholders become a member of a group that includes Mr. Greenspan.

            Mr. Greenspan has recently sold an aggregate of 84,400 shares of Common Stock of the Company in order to pay for costs associated with his actions described herein (see Item 5 hereof). Mr. Greenspan may determine, from time to time or at any time, to sell or acquire additional shares of Common Stock of the Company.

            Except as set forth above, Mr. Greenspan has no plans which relate to any of the items listed in (a) - (j) of Item 4 of Schedule 13D.

CUSIP NO. 298 412 10 7                                               Page 5 of 6

            The foregoing actions may be taken in combination with other actions. The timing and sequence of such actions, and which actions to be taken, are being actively considered by Mr. Greenspan and are subject to his judgment as to the best way to proceed.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Mr. Greenspan beneficially and directly owns, and has the sole power to vote and the sole power to dispose of 8,156,600 shares (which amount includes an aggregate of 400,000 shares underlying stock options that are exercisable within 60 days) of Common Stock of eUniverse, Inc., which represents approximately 22.2% of the outstanding shares of Common Stock and Preferred Stock on an as-converted basis, which percentage is based on the information set forth in the Company's definitive proxy statement as filed with the Securities and Exchange Commission on December 30, 2003.

            Between December 16, 2003 and December 23, 2003, Mr. Greenspan sold an aggregate of 84,400 shares of Common Stock in open-market brokers' transactions pursuant to Rule 144 of the Securities Act of 1933, as amended. The following table sets forth, for each such transaction, (i) the date of such transaction, (ii) the number of shares of Common Stock sold and (iii) the sale price per share of Common Stock:

            --------------------------------------------------------------------
             Date of            Number of Shares         Sale Price Per Share
             Transaction:       of Common Stock Sold:    of Common Stock Sold:
            --------------------------------------------------------------------
            --------------------------------------------------------------------
             12/16/2003         10,000                    $1.806
            --------------------------------------------------------------------
             12/17/2003          9,400                    $1.789
            --------------------------------------------------------------------
             12/19/2003         50,000                    $1.710
            --------------------------------------------------------------------
             12/19/2003         10,000                    $1.800
            --------------------------------------------------------------------
             12/23/2003          5,000                    $1.700
            --------------------------------------------------------------------

            Except as set forth above, Mr. Greenspan has not effected any transactions in the shares of Common Stock during the past sixty days.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On January 12, 2004, Mr. Greenspan entered into certain agreements with ESAD Financing, LLC ("ESAD") to provide him with (i) credit enhancement in connection with his legal action filed with the Delaware Court of Chancery, (ii) financings for business acquisitions unrelated to the Company, (iii) assistance in the selection and management of advisers with respect to his various business interests, including the Delaware litigation and proxy solicitation and (iv) strategic advisory services with respect to various business opportunities unrelated to the Company. In connection with these agreements, Mr. Greenspan has pledged 500,000 shares of his Common Stock to collateralize his obligations to ESAD and granted ESAD an option to acquire up to 700,000 shares of Mr. Greenspan's shares of Common Stock in the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No change.

CUSIP NO. 298 412 10 7                                               Page 6 of 6

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  January 13, 2004


                                         By:    /s/ Brad D. Greenspan
                                                -----------------------------
                                                Name:  Brad D. Greenspan

                                   APPENDIX B
                              SHARE ACTIVITY CHART

             DATE                 ACTIVITY TYPE        NO. SHARES        PRICE
             ----                 -------------        ----------        -----

Sept. 17, 2001.............         Purchase                 500         $ 2.41
Sept. 17, 2001.............         Purchase               3,500         $ 2.49
Sept. 20, 2001.............         Purchase                 500         $ 2.10
Feb. 13, 2002..............         Purchase               2,300         $ 4.88
Dec. 16, 2003..............         Sale                  10,000         $ 1.806
Dec. 17, 2003..............         Sale                   9,400         $ 1.789
Dec. 19, 2003..............         Sale                  50,000         $ 1.71
Dec. 19, 2003..............         Sale                  10,000         $ 1.80
Dec. 23, 2003..............         Sale                   5,000         $ 1.70

                                     [BLUE]
                                 EUNIVERSE, INC.
                                      PROXY
                        THIS PROXY IS BEING SOLICITED BY
                                BRAD D. GREENSPAN
                                  IN OPPOSITION
                          TO THE BOARD OF DIRECTORS OF
                                 EUNIVERSE, INC.

         The undersigned, a stockholder of record of eUniverse, Inc., a Delaware corporation (the "Company"), on December 1, 2003, hereby appoints Brad D. Greenspan as proxy of the undersigned, with full power of substitution, to vote, as specified herein, all shares of common stock, par value $0.001 per share, and/or all shares of common stock issuable upon conversion of shares of preferred stoc, par value $0.10 per share of the Company held by the undersigned at the Company's Annual Meeting of Stockholders scheduled to be held on January 29, 2004 and any adjournment(s) or postponement(s) thereof.

         MR. GREENSPAN RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY VOTE "FOR" THE FOLLOWING PROPOSAL.

         1. PROPOSAL TO ELECT THE FOLLOWING PERSONS TO THE COMPANY'S BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF STOCKHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED.

         KEN SCHAPIRO
         JOHN S.  NEUBAUER
         VINCENT BITTETI
         JAMES D. SOMES
         NATHAN PECK

         /__/ FOR /__/ WITHHELD /__/ ABSTAIN

         To withhold your vote to the election of all the above-named persons, check the appropriate box above. IF YOU WISH TO VOTE FOR THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "FOR" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH TO VOTE FOR IN THE FOLLOWING
SPACE:


         -----------------------------------------------------------------------

================================================================================

         MR. GREENSPAN RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY VOTE "AGAINST" THE FOLLOWING PROPOSAL SUBMITTED BY INCUMBENT MANAGEMENT OF THE COMPANY.

         2. PROPOSAL TO APPROVE THE ISSUANCE OF A WARRANT TO VANTAGEPOINT IF THE COMPANY DRAWS DOWN ON A $4.0 MILLION LOAN COMMITMENT AND THE MODIFICATION OF THE TERMS OF AN EXISTING NOTE DUE TO VANTAGEPOINT, INCLUDING THE PREFERRED STOCK ISSUABLE ON EXERCISE OR CONVERSION:

         /__/ FOR /__/ AGAINST /__/ ABSTAIN
================================================================================

         PLEASE MARK, DATE AND SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE BEFORE RETURNING IT IN THE ENCLOSED ENVELOPE.

         IF NO BOX IS MARKED  ABOVE WITH RESPECT TO PROPOSAL NO. 1 OR NO. 2, THE
UNDERSIGNED  WILL  BE  DEEMED  TO  VOTE  IN  ACCORDANCE  WITH  MR.   GREENSPAN'S

RECOMMENDATION, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY PERSON WHOSE NAME IS WRITTEN BY THE UNDERSIGNED IN THE APPROPRIATE SPACE PROVIDED ABOVE. IF, FOR ANY REASON, THE NUMBER OF COMMON DIRECTORS TO BE ELECTED AT THE ANNUAL MEETING IS LESS THAN FIVE (E.G., FOUR), MR. GREENSPAN'S NOMINEES WHO HAVE RECEIVED THE MOST VOTES "FOR" ELECTION TO THE BOARD SHALL BE HIS NOMINEES. IF TWO OR MORE NOMINEES RECEIVE AN EQUAL NUMBER OF VOTES, MR. GREENSPAN WILL DESIGNATE WHOM OF THOSE NOMINEES WILL BE ELECTED.

                  Please sign exactly as name appears on stock certificate(s) or the label affixed hereto. When shares are registered in more than one name, all such persons should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, partner, etc., sign in official capacity, giving full title as such. If a corporation, please sign in the full corporate name by president or other authorized officer. If a partnership, please sign in the partnership name by authorized person.

                  Dated:  ________________________, 2004

                  --------------------------------------
                  (Signature)

                  --------------------------------------
                  (Print Name)

                  --------------------------------------
                  (Signature, if held jointly)

                  --------------------------------------
                  (Title or authority (if applicable))

                  PLEASE COMPLETE, SIGN AND DATE YOUR PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.